United States
               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549




                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                          (Check one):

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:  December 31, 1997

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable.

Part I.        Registrant Information

          Full Name of Registrant:

               INAMED Corporation

          Address of Principal Executive Office:

               3800 Howard Hughes Parkway
               Suite 900
               Las Vegas, Nevada  89109


Part II.       Rules 12b-25(b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X]  (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reason why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

As previously disclosed in its press release dated March 11, 1998 and on Form 8-K (the "March Form 8-K") filed with the S.E.C. on March 16, 1998 (and amended on March 27, 1998), the Company's independent accountant has resigned. The Company is in the process of retaining a new independent accountant. The filing of the audited annual report on Form 10-K for 1997 will be delayed until such time as the new independent accountant is retained and has had an opportunity to review and opine on the financial statements for fiscal years 1996 and 1997.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

     Ilan K. Reich, Executive Vice President, INAMED Corporation, 702/791-3388

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter periods that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [ ]  Yes       [X] No

          Form 10-K for the period ended 12/31/96 with an independent auditor's report

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                    [X]  Yes       [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Given the fact that the 1996 audit remains open, the Company is in the midst of negotiating a settlement of the breast implant litigation, and the March Form 8-K included a number of areas of concern raised by the former independent accountant, the Company believes there will be changes in the results of operations. However, it is unable to quantify those amounts at this time.




                       INAMED CORPORATION

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     March 31, 1998    By:  /s/ Richard G. Babbitt
                                 Chairman of the Board and Chief
                                 Executive Officer